

November 26, 2013

Via E-mail
Patrick G. Rooney
Chief Executive Officer
Positron Corporation
530 Oakmont Lane
Westmont, IL 60559

> **Re: Positron Corporation**
> **Amendment No. 2 to Preliminary Information Statement on Schedule 14C**
> **Filed November 19, 2013**
> **File No. 000-24092**

Dear Mr. Rooney:

We have limited our review of your filing to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Summary of Corporate Actions, page 3

1.   From your disclosures on pages 21-23 and your response to prior comment 1, it is unclear how you conclude that holders of approximately 69% of eligible votes have provided their consent to the actions. In this regard, your disclosure on page 22 indicates that Series H holders are entitled to one billion votes, but your comment response indicates that they are entitled to 2.5 billion votes. Additionally, your disclosure on page 23 indicates that Patrick Rooney holds 7.5 million Series H shares. As such, it appears that Mr. Rooney would be entitled to 1.5 billion votes as opposed to the 2.0 billion votes stated in your response letter. Also, we note that your response appears to double-count 3.3 million common share votes that Mr. Rooney holds through Solaris Opportunity Fund. Accordingly, please file and distribute proxy materials as required by Regulation 14A or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann at (202) 551-6262 or Jay Mumford at (202) 551-3637 with any questions.

Sincerely,

/s/ Jay Mumford for

Amanda Ravitz
Assistant Director

cc (via e-mail): Peter Campitiello, Esq. - Kane Kessler, P.C.